SETTLEMENT AGREEMENT
AND
RELEASE

This Settlement Agreement and Release (the "Agreement") is entered into effective as of the 14th day of April, 2017, by and between Sack Lunch Productions, Inc., a Utah Corporation ("SAKL"), John Malfatto, the Chief of Marketing and Development of SAKL ("Malfatto"), Martin Malfatto Squared, Inc., ("Squared"), Richard Surber, individually ("Surber"), each hereinafter referred to in the singular as a ("Party"), and jointly as the ("Parties").

RECITALS

A. WHEREAS, SAKL and Malfatto entered into an Employment Agreement, dated December 30, 2015 but effective January 1, 2016 (the "Employment Agreement"); and

B. WHEREAS, pursuant to the terms of the Employment Agreement, upon termination of Malfatto's employment, SAKL agrees to provide certain severance and other benefits to Malfatto; and

C. WHEREAS, on or about December 18, 2015, Malfatto, along with other shareholders of SAKL, entered into that certain Share Disbursement and Joint Indemnity Agreement (the "Indemnity Agreement") whereby it was agreed that Surber would transfer to Malfatto the following "shares" of SAKL: 250,000 Series B Preferred Stock shares; and

D. WHEREAS, on or about December 18, 2015, Squared entered into an LLC Membership Purchase Agreement with WG Productions, a Utah corporation ("WGP") (the "LLC Purchase Agreement") wherein Squared agreed to sell certain LLC interests in various limited liability companies to WGP in exchange for a purchase price of 417,000 Series A Preferred Stock shares in SAKL; and

E. WHEREAS, shortly thereafter, Squared, by verbal instruction given to SAKL, transferred all but 139,000 of those Series A Preferred Stock shares to other SAKL shareholders; and

F. WHEREAS, on or about December 18, 2015, five of the shareholder of SAKL, including Malfatto and Squared, entered into that certain Lock-Up Agreement (the "Lock-Up Agreement") whereby it was agreed that the 139,000 shares of Series A Preferred, 250,000 shares of Series B Preferred and 13,142,337 shares of Common Stock that Malfatto and Squared had received would be subject to restrictions on their transfer or resale; and

G. Malfatto desires to relinquish ownership of his 250,000 Series B Preferred Stock shares in SAKL and his 13,142,337 Common Stock shares in SAKL to SAKL as consideration for Surber's, and SAKL's obligations set forth herein; and

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H. Squared desires to relinquish ownership of its 139,000 Series A Preferred Stock shares in SAKL to SAKL as consideration for Surber's and SAKL's obligations set forth herein; and

I. WHEREAS, the Parties are willing to accept, as full and final satisfaction, the actions and conditions as set forth herein to resolve all claims for compensation that have been or may have been asserted by Malfatto against SAKL as of the date hereof; and

J. WHEREAS, the Parties desire, in exchange for the releases and promised delivery designated herein, to release and discharge any and all claims for compensation owed to Malfatto as of the date of this Agreement except as provided for hereinafter and to resolve all compensation claims outstanding between them, now existing, and to terminate all ownership of the securities of SAKL by Malfatto and or Squared as of the date hereof, without the necessity of further claims, payments or exchanges;

NOW THEREFORE, in consideration of the mutual covenants contained herein, which are acknowledged to be good and valuable consideration, the Parties agree as follows:

1. Malfatto shall deliver to SAKL within 14 days of the date of this Agreement, all 13,142,337 (Thirteen Million One Hundred Forty Two Thousand Three Hundred Thirty Three) shares of the Common Stock of SAKL that are held in the name of Malfatto and that are represented in SAKL's stock ledger with a Stock Certificate number of 6429 (the "Malfatto Common Stock").

2. Squared shall deliver to SAKL 139,000 (One Hundred and Thirty Nine Thousand) shares of Series A Preferred Stock of SAKL that are held in the name of Squared and that are represented in SAKL's stock ledger with a Stock Certificate number of 1009.

3. Malfatto shall deliver to SAKL all 250,000 (Two Hundred and Fifty Thousand) shares of Series B Preferred Stock of SAKL that are held in his name and that are represented in SAKL's stock ledger with a Stock Certificate number of 2005 (these shares, when combined with the 139,000 Series A Preferred Stock shares referenced in Section 2 may be referred to as the "Malfatto Preferred Stock").

4. Upon delivery of the Malfatto Common Stock and the Malfatto Preferred Stock to SAKL, SAKL agrees to release, indemnify and hold both Squared and Malfatto harmless from any and all liabilities resulting from or related to the Employment Agreement (except as set forth in Section 4 below and as more particularly set forth in Section 5 below), the Indemnity Agreement (as more particularly set forth in Section 6 below), the Lock-Up Agreement (as more particularly set forth in Section 7 below), and any liabilities or obligations of either Malfatto or Squared under that certain Acquisition Agreement dated August 7, 2015 between SAKL and, among others, Squared (the "Acquisition Agreement") (as more particularly set forth in Section 8 below).

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5. Malfatto and SAKL hereby agree and stipulate that the provisions of paragraph 12 of the Employment Agreement regarding Non-Compete shall survive this Agreement for a period of 12 months only; provided that the term "Competing Business" referenced therein shall be redefined to mean only those businesses or organizations engaged in mud, color, slide or lantern themed events. The Geographic Area provisions shall remain the same. In addition, the Parties agree and acknowledge that compensation totaling $4,700 is still due and owing to Malfatto under the terms of the Employment Agreement. To satisfy that amount, it is agreed that SAKL shall pay to Malfatto, in addition to any sums due and owing under the terms of this Agreement, the sum of $4,700, on or before April 15, 2017.

6. Except as set forth in Section 5 above, the Parties hereby mutually agree and stipulate to the termination of the Employment Agreement, effective as of March 1, 2017.

7. The Parties hereby mutually agree and stipulate to the termination of the Indemnity Agreement, as to the Parties only, effective as of March 1, 2017.

8. The Parties hereby mutually agree and stipulate to the termination of the Lock-Up Agreement, as to the Malfatto and Squared only, effective as of March 1, 2017.

9. SAKL and Surber each hereby agrees to release and discharge each of Malfatto and Squared from any and all of Malfatto's and Squared's obligations and responsibilities under the Acquisition Agreement, including, without limitation, the provisions of Section 2(A)(3) of said agreement.

10. Except as expressly set forth in this agreement, each of Malfatto and SAKL hereby releases, acquits and forever discharges the other, including each of SAKL's present and former officers, directors, members, employees, affiliates, owners, partners, attorneys, agents, successors and assigns, of and from any and all claims, demands, promises, costs, damages, expenses and/or causes of action of any nature whatsoever, which exist or may exist, as of the date of this Agreement limited to, those claims which are made or could be made as a claim for compensation or ownership or equity in SAKL or its subsidiaries by Malfatto, whether known or unknown, liquidated or contingent.

11. SAKL shall defend, indemnify and hold harmless each of Malfatto and Squared (the "Indemnified Parties") against any and all liabilities, claims, losses, costs and expenses, including reasonable attorney's fees which the Indemnified Parties may incur as a result of any claim or action brought or that may be brought by a third party, to the extent relating to, in connection with, or arising out of (a) the operation of SAKL, or any of its services; provided that such liabilities, claims, losses, costs and expenses are not determined to have been caused, in any significant way, by Malfatto, (b) any breach

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of SAKL's obligations under this Agreement, including, without limitation, SAKL's obligations set forth in Section 13 below and (c) the repayment of any debt guaranteed by an Indemnified Party where the funds underlying the debt were used, in significant part, by SAKL. SAKL shall pay any award or judgments against the Indemnified Parties and any costs and attorneys' fees reasonably incurred by the Indemnified Parties resulting from any such claim or action.

12. Surber shall defend, indemnify and hold harmless each of Malfatto and Squared against any and all liabilities, claims, losses, costs and expenses, including reasonable attorney's fees which such parties may incur as a result of any claim or action brought or that may be brought by a third party, only to the extent relating to, in connection with, or arising out of the repayment of (a) a loan from TCA Global Credit Master Fund, LP, dated July 13, 2016 in the amount of $2,240,000 and (b) Midland IRA, Inc. fbo Arthur Wulf Roth IRA, dated December 1, 2015, in the amount of $300,000.

13. The Parties recognize that SAKL currently has debt that is guaranteed by Malfatto or Squared. Specifically, the Parties acknowledge that such debt is in the form of credit card debt, lines of credit or other forms of liability for which Malfatto has expressly agreed to be personally liable, which totals approximately $250,000 as of the date of execution of this Agreement (the "Malfatto Secured Debt"). The Parties agree that SAKL shall pay, on a weekly basis, an amount equal to: (a) $5,000 plus (b) the minimum amount due and payable according to the lender thereof, towards the re-payment of the Malfatto Secured Debt. The $5,000 weekly payment shall be paid on whichever part or portion of the Malfatto Secured Debt that Malfatto, in his complete and absolute discretion, directs. SAKL shall be in default hereunder if any of the minimum regular payments due on any Malfatto Secured Debt are missed, but shall not be in default hereunder unless and until four (4) of the additional $5,000 weekly payments have been missed. Even so, if such occurs, SAKL shall have the right to make one twenty-five thousand dollar ($25,000) payment, to be paid on whichever part or portion of the Malfatto Secured Debt that Malfatto, in his complete and absolute discretion, directs, which $25,000 payment, if made, shall cure the default hereunder.

In addition to the payments to be made according to the terms of the preceding paragraph, SAKL agrees to pay, in full, any balance owing on the Malfatto Secured Debt, within one (1) year of the execution date of this Agreement.

In the event of a Change of Control (defined hereafter), the Parties agree that all of the Malfatto Secured Debt shall be immediately paid upon the closing of the Change of Control transaction. The term "Change of Control" shall mean the occurrence of any one of the following events: (a) any consolidation, merger or share exchange of SAKL in which SAKL is not the continuing or surviving corporation or pursuant to which SAKL shares would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of SAKL in which the holders of SAKL shares immediately prior to such transaction have the same proportionate ownership of shares

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of the surviving corporation immediately after such transaction; (b) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of SAKL; (c) the stockholders of SAKL approve any plan or proposal for the liquidation or dissolution of SAKL; (d) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the 1934 Act) of an aggregate of 51% of the voting power of SAKL's outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the 1934 Act) when added to the ownership percentage of SAKL shares beneficially owned by such person or group on the date of this Agreement, if any; or (f) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving SAKL to a case under Chapter 7.

14. SAKL and Surber each agree that SAKL shall continue to employ Malfatto following the execution of this Agreement for a period beginning with the execution of this Agreement and continuing until the end of the calendar year 2017 at a rate of $5,000 every two weeks, according to SAKL's normal payroll procedures. Thereafter, SAKL may continue to employ Malfatto at a rate of $50.00 per hour until such time as the debts and liabilities for which Malfatto has expressly agreed to be personally liable, that are referenced in Section 12 above, have been paid in full. None of SAKL or Surber shall have any right to terminate Malfatto's employment hereunder for any reason other than gross negligence or willful misconduct. Malfatto's duties to SAKL during his employment period shall be determined jointly by SAKL and Malfatto except that, in any case, Malfatto agrees to provide those services to SAKL set forth in Section 15 below in the time frame set forth therein. Notwithstanding the foregoing, Malfatto shall have no obligation to work any set hours so long as he is able to fulfill his duties hereunder in a satisfactory manner.

15. Malfatto agrees, within two (2) weeks following execution of this Agreement, to provide to SAKL the following:

a. A schedule for the marketing calendar for the operations planned for 2017.

b. The plan and notes that have been created for marketing during 2017.

c. A complete list of all current projects being worked on by Malfatto.

d. Copies of all Google docs and spreadsheets that Malfatto has either created, has access to or over which he has exercised control or direction in their creation or development.

e. A complete disclosure of, including passwords, usernames of other identification information, all social media, email, vendor, customers and any related accounts over which he has access, control or ownership with regard to SAKL and its subsidiaries operations or events.

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f. Grant access and sign over all accounts that may be in Malfatto's name or over which he exercises any control as a manager, officer or director of any company related to Springbok Management Inc., its subsidiaries and event companies.

g. Malfatto will provide a complete written description for his job position and all persons that are under his supervision or with whom he consults in their job performance that in any way relates to SAKL and its subsidiaries.

h. Malfatto shall provide assistance with finding replacements for key employees working with the event operations of SAKL, including himself, providing such contract and reference information as he has available to him.

16. In the event SAKL fails to timely make any payment required under Section 13 above, Malfatto and Squared, as the case may be (the "Malfatto Parties"), shall have, in addition to the rights, powers and authorizations to collect the sums assigned hereunder and any other rights or remedies available under applicable law, all rights and remedies available under the Pledge Agreement which is attached to this Agreement as Exhibit A and is incorporated herein by reference where applicable.

17. The Parties acknowledge and agree that this Agreement is entered into in settlement and compromise of potential claims between the Parties and shall not constitute an admission of any evidence of wrongdoing by any Party, and that each Party denies any liability to any other Party to this Agreement.

18. Malfatto hereby agrees and stipulates that he will take no action which is intended, or would reasonably be expected, to materially harm SAKL, any affiliate or subsidiary of SAKL and their respective businesses, officers, directors, or employees, or harm the reputation of any of the foregoing persons or entities, or which would reasonably be expected to lead to unwanted or unfavorable publicity to any of the foregoing persons or entities and will not, at any time, make, directly or indirectly, any oral or written statements that are disparaging of SAKL and its subsidiaries, their products or services and any of its present or former officers, directors or employees..

19. Should legal action be necessary to enforce, construe, rescind, terminate or recover for the breach of the provisions of this Agreement, the prevailing Party shall be entitled to recover all costs of suit, including reasonable attorney's fees.

20. Malfatto agrees to provide his signature on any required document to transfer any intellectual property, patent, trademark or copyright to transfer the same from any personal right he may hold to SAKL or its designated subsidiary.

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21. This Agreement shall be governed by and construed in accordance with the Laws of the State of Utah.

22. The individuals signing this Agreement warrant that they have full authority to bind their principals as defined herein as parties to this Agreement.

23. No Party may assign this Agreement, in whole or in part, without the other Parties' prior written consent (which consent shall not be unreasonably withheld), except that any Party may from time-to-time assign this Agreement without consent due to mergers, consolidations or other reorganizations. Subject to the foregoing, this Agreement shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

24. This Agreement may be executed in counterparts. A signature on a copy of this Agreement received by either party by facsimile or portable document format (PDF) is binding upon the other party as an original. The Parties shall treat a photocopy of such facsimile as a duplicate original.

25. The failure of a Party to enforce any provision of this Agreement shall not constitute a waiver of that Party's rights to subsequently enforce the provision. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

26. Any request, notice or other communication by a Party shall be given in writing and delivered personally by messenger, private mail courier service, or sent by registered or certified mail, return receipt requested, postage prepaid, as follows:

To SAKL: 59 West 100 South 2nd Floor
Salt Lake City, Utah 84101

To Surber: 59 West 100 South 2nd Floor
Salt Lake City, Utah 84101

To Malfatto:

To Squared:

27. This Agreement, along with any exhibits or attachments hereto: (a) represents the entire agreement between the Parties with respect to the subject matter hereof and supersedes any previous or contemporaneous oral or written agreements regarding such subject matter and (b) may be amended or modified only by a written instrument signed by a duly authorized agent of each Party. Any action relating to this

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Agreement must be brought in state or federal court located in Salt Lake City, Utah, and in the state courts located in Provo, Utah.

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date first above written.

JOHN MALFATTO, PERSONALLY

By: John Malfatto
John Malfatto, Personally

RICHARD SURBER, PERSONALLY

By: ______________
Richard Surber, Personally

SACK LUNCH PRODUCTIONS, INC

By: ______________
Title: CEO

MARTIN MALFATTO SQUARED, INC

By: John Malfatto
Title: ______________

President

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EXHIBIT A

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (this "*Pledge Agreement*"), dated as of the 14th day of April, 2017, between Sack Lunch Productions, Inc., a Utah corporation ("*SAKL*") ("*Pledgor*"), and John Malfatto, a resident of Utah ("*Pledgee*").

WHEREAS, Pledgor has delivered to Pledgee a Settlement Agreement and Release (the "*Settlement Agreement*") wherein it was agreed and acknowledged that SAKL currently has debt that is guaranteed by Pledge, or by an entity owned by Pledgee, in the form of credit card debt, lines of credit or other forms of liability for which Pledge or the entity owned by Pledgee, has expressly agreed to be liable, which totals approximately $250,000 as of the date of execution of this Pledge Agreement; and

WHEREAS, Pledgor has agreed that SAKL will pay, out of its gross revenue, on a weekly basis, an amount equal to: (a) $5,000 plus (b) the minimum amount due and payable according to the lender thereof, towards the re-payment of any and all debts associated with such credit cards, lines of credit or other forms of liability; and

WHEREAS, Pledgee has required that Pledgor grant to Pledgee, and Pledgor is willing to grant to Pledgee, a security interest in 50,000 (fifty thousand) of the 139,000 shares of Series A Preferred Stock of SAKL that are represented in SAKL's stock ledger with a Stock Certificate number of 1009 (the "*Pledged Shares*") as security for Pledgee's payment of its obligations under the Settlement Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual agreements set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1. <u>Pledge of Stock</u>.

(a) <u>Pledge</u>. As security for the prompt payment of any amounts at any time due to Pledgee by Pledgee pursuant to the Settlement Agreement, Pledgor hereby grants a security interest to Pledgee in the Pledged Shares.

(b) <u>Delivery</u>. Immediately upon execution of this Pledge Agreement, Pledgor will deliver to Pledgee the certificates representing all of the Pledged Shares, which certificates shall be endorsed in blank or with executed stock powers attached.

2. <u>Rights and Benefits of Pledged Shares</u>.

(a) <u>General</u>. Except as provided in Section 2(b), Pledgee shall receive and hold (by Pledgee or by an agent of Pledgee) the Pledged Shares and any securities distributed or issued with

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respect to the Pledged Shares, whether as a dividend, in partial or complete liquidation, pursuant to a merger or reorganization plan or otherwise. Pledgor shall cause any such property distributed or issued with respect to the Pledged Shares to be assigned and transferred to Pledgee and delivered to Pledgee, and such securities shall be subject to the terms and conditions of this Pledge Agreement. However, unless and until a default is declared by Pledgee pursuant to Section 6, Pledgor shall have the right to receive and retain any dividends or other distributions of profit.

(b) Voting. Unless and until a default is declared by Pledgee pursuant to Section 6, Pledgor shall be entitled to vote the Pledged Shares.

(c) Assignment, Etc. Except as provided or specifically permitted herein, Pledgor shall not pledge, sell, assign, transfer or otherwise dispose of the Pledged Shares without the prior written approval of Pledgee.

3. Representations and Warranties.

(a) No authorization, approval or other action by any third party, and no notice to or filing with any governmental authority is required either (i) for the pledge by Pledgor of the Pledged Shares pursuant to this Pledge Agreement or for the execution, delivery or performance of this Pledge Agreement by Pledgor, or (ii) to Pledgor's knowledge, for the exercise by Pledgee of its rights and remedies provided for in this Pledge Agreement with respect to the Pledged Shares.

(b) The Pledgor has good and marketable title to the Pledged Shares, free and clear of any mortgage, pledge, lien, charge, encumbrance, security interest or right or option on the part of any person or entity to purchase or otherwise acquire the Pledged Shares, or any part thereof, other than the lien of this Pledge Agreement. Pledgor, at his/its cost and expense, shall warrant and defend title to the Pledged Shares against the claims of all third parties and will execute and deliver all such further instruments and take all such further action as from time to time may be requested by Pledgee and which is reasonably necessary in order to better assure and confirm the rights of Pledgee to all or any part of the Pledged Shares and to maintain the lien of this Pledge Agreement as a valid first lien on said Pledged Shares.

4. Legend.

The certificates representing the Pledged Shares shall bear an endorsement in substantially the following form:

> "The shares of stock represented by this certificate are pledged under, and are subject to the terms and conditions of, a Pledge Agreement, dated as of April ____, 2017, between John Malfatto and the registered owner of this certificate as security for the performance of certain financial obligations of the registered owner. Such shares cannot be pledged, sold, assigned, transferred or otherwise disposed of except as provided in such Pledge Agreement."

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5. Appointment of Pledgee as Attorney-in-Fact.

Pledgor hereby appoints and constitutes Pledgee as Pledgor's true and lawful attorney-in-fact and with full power of substitution in the premises to execute such assignments and/or endorsements of the Pledged Shares as may be necessary to effect the rights and remedies which Pledgee has under this Pledge Agreement in the event of a default under this Pledge Agreement.

6. Event of Default; Remedies.

The occurrence of an event of default under the Settlement Agreement shall constitute an event of default under this Pledge Agreement.

Upon the occurrence of an event of default, Pledgee shall have the option to declare this Pledge Agreement in default and thereupon Pledgee is authorized to exercise and shall have, in addition to the rights and remedies provided in this Pledge Agreement and all other applicable rights and remedies, the rights and remedies of a secured party under the Uniform Commercial Code of the State of Utah and any other applicable laws. In particular, and without limitation, Pledgee is authorized at its option and without further notice or demand to cause the Pledged Shares to be transferred of record to Pledgee or its agent or nominee and shall be entitled to exercise all rights of ownership in respect to the Pledged Shares and all property received with respect to the Pledged Shares. Pledgee shall also have the right to hold and vote the Pledged Shares and, at its option and upon 20 days' notice in writing to Pledgor of such default, shall have the right to sell and transfer the Pledged Shares and the property received with respect to the Pledged Shares or any portion thereof at any public or private sale, including private placement based upon investment representations, and for cash or such other consideration as Pledgee shall, in its sole discretion, determine to be reasonable, and Pledgor shall have no right or equity of redemption in connection with any such sale; provided, however, that during such 20-day period Pledgor shall have the right to cure any default by paying all obligations under the Settlement Agreement, together with all expenses incurred by Pledgee including, without limitation, reasonable attorneys' fees and expenses in obtaining, holding and preparing for sale the Pledged Shares and the property received with respect to the Pledged Shares and in arranging for the sale. After deducting the expenses of such sale, including reasonable attorneys' fees, the proceeds therefrom shall be applied to the payment of Pledgor's obligations under the Settlement Agreement and the surplus, if any, shall be paid to Pledgor.

7. Release of Collateral.

At such time as the obligations set forth in the Settlement Agreement have been paid in full, Pledgee shall deliver the Pledged Shares and any property distributed with respect to the Pledged Shares to Pledgor in accordance with Pledgor's written directions, and Pledgor shall thereafter be discharged in full from any and all obligations under this Pledge Agreement.

8. Cooperation.

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Upon the execution of this Pledge Agreement and at any time or from time to time thereafter, Pledgor and Pledgee agree to cooperate in carrying out the terms of this Pledge Agreement, including the execution and delivery of such further instruments and documents as may be reasonably requested in order to more effectively carry out the terms and conditions of this Pledge Agreement.

9. Miscellaneous.

(a) Entire Agreement. This Pledge Agreement (together with the Settlement Agreement) contains the entire understanding between the parties hereto with respect to the subject matter hereof and thereof and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof and thereof.

(b) Counterparts. This Pledge Agreement may be executed in separate counterparts, each of which will be an original and all of which taken together shall constitute one and the same agreement, and any party hereto may execute this Pledge Agreement by signing any such counterpart.

(c) Severability. Whenever possible, each provision of this Pledge Agreement shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this Pledge Agreement is held to be invalid, illegal or unenforceable under any applicable law or rule, the validity, legality and enforceability of the other provision of this Pledge Agreement will not be affected or impaired thereby.

(d) Successors and Assigns. This Pledge Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

(e) Modification, Amendment, Waiver or Termination. No provision of this Pledge Agreement may be modified, amended, waived or terminated except by an instrument in writing signed by the parties to this Pledge Agreement. No course of dealing between the parties will modify, amend, waive or terminate any provision of this Pledge Agreement or any rights or obligations of any party under or by reason of this Pledge Agreement. No delay on the part of Pledgee in the exercise of any right or remedy under this Pledge Agreement shall operate as a waiver thereof, and no single or partial exercise by Pledgee of any right or remedy under this Pledge Agreement shall preclude other or further exercise thereof or the exercise of any other right or remedy. No waiver by Pledgee of any right or remedy under this Pledge Agreement shall be deemed to be or construed as a further or continuing waiver of such right or remedy or as a waiver of any other right or remedy.

(f) Notices. All notices, consents, requests, instructions, approvals or other communications provided for herein shall be in writing and delivered by personal delivery, overnight courier, mail, electronic facsimile or e-mail addressed to the receiving party at the address set forth herein. All such communications shall be effective when received.

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If to SAKL:

If to Pledgee:

Any party may change the address set forth above by notice to each other party given as provided herein.

(g) Headings. The headings and any table of contents contained in this Pledge Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Pledge Agreement.

(h) Governing Law. **ALL MATTERS RELATING TO THE INTERPRETATION, CONSTRUCTION, VALIDITY AND ENFORCEMENT OF THIS PLEDGE AGREEMENT SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF UTAH, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW PROVISIONS THEREOF.**

(i) Third-Party Benefit. Nothing in this Pledge Agreement, express or implied, is intended to confer upon any other person any rights, remedies, obligations or liabilities of any nature whatsoever.

(j) Remedies Cumulative. All rights and remedies of Pledgee under this Pledge Agreement are cumulative and are in addition to, but not in limitation of, any rights or remedies which it may have under applicable law.

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IN WITNESS WHEREOF, the parties hereto have executed this Pledge Agreement as of the date set forth in the first paragraph.

PLEDGOR:

Sack Lunch Productions, Inc.

By: ______________________

Richard Surber, President

PLEDGEE:

____

John Malfatto

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